August 6, 2020

BY EDGAR

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Patrick Kuhn
Doug Jones

Re:	Sea Limited
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed April 14, 2020
File No. 001-38237
Form 6-K Furnished May 18, 2020
File No. 001-38237

Dear Messrs. Kuhn and Jones:

We hereby provide responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated July 9, 2020 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) and Form 6-K of Sea Limited (“Sea”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2019

Liquidity and Capital Resources

Cash Flows and Working Capital

Operating Activities, page 96

Securities and Exchange Commission

August 6, 2020

1.	The discussion appears to focus on how the amount was derived in each period rather than a comparative analysis of a material change in net cash of operating activities between comparable periods. For example, an analysis should be on why net cash of operating activities went from usage of US$495.2 million in 2018 to generated by of US$69.9 million in 2019. The analysis should address the significant drivers underlying the change and how they impact operating cash. Refer to section III.D of Release No. 33-6835 and section IV.B.1 of Release No. 33-8350 for guidance.

Response

In response to the Staff’s comment, we will revise our disclosure in future filings to include a comparative analysis of material changes in net cash of operating activities between comparable periods, which will address significant drivers underlying the changes and how they impact operating cash flows, beginning with our Annual Report on Form 20-F for the year ending December 31, 2020.

Had we included these revisions in our Annual Report on Form 20-F for the year ended December 31, 2019, the disclosure would have read as follows in relevant part:

“Net cash generated from operating activities was US$69.9 million for the year ended December 31, 2019, compared to net cash used in operating activities of US$495.2 million for the year ended December 31, 2018. The principal driver of our operating cash flows is cash received from sales of our products and services, including proceeds from our sales of in-game virtual items in our digital entertainment business, fees collected from sellers in our e-commerce business, cash collected from end customers for logistic services, advertising fees collected from sellers, commissions from merchants in our digital financial services business, and proceeds from direct sales of products through our digital financial services platform and our Shopee platform. Operating cash flows turned from negative in 2018 to positive in 2019 principally due to changes in our working capital, primarily driven by an increase in cash generated from sales of in-game virtual items in our digital entertainment business (a change in deferred revenue of US$433.0 million), which was largely attributable to our self-developed game Free Fire, and a decrease in inventories (a change of US$40.2 million) due to inventory management efforts. Operating cash flows were also positively affected by a decrease in net loss (after adjusting for non-cash items) by US$155.8 million. The increase in operating cash flows was partially offset by an increase in prepaid expenses and other assets, which was primarily attributable to higher receivables due from payment collection channels in our e-commerce business and higher channel costs in our digital entertainment business, and an increase in accounts receivables, which was primarily attributable to higher receivables from our game distribution channels.”

Securities and Exchange Commission

August 6, 2020

Form 6-K Furnished May 18, 2020

Exhibit 99.1

Non-GAAP Financial Measures, page 9

2.	It appears “adjusted revenue” substitutes tailored revenue recognition and measurement for those of GAAP revenue in violation of Rule 100(b) of Regulation G. Refer to Question 100.04 of the staff’s Compliance & Discussion Interpretations “Non-GAAP Financial Measures.” Please remove these non-GAAP measures as appropriate.

Response

In response to the Staff’s comment, we plan to remove all references to “adjusted revenue” beginning with our earnings release for the quarter ending September 30, 2020 (“Q3 2020”).

To mitigate investor confusion, we respectfully request to include the prior convention that refers to adjusted revenue one final time in our earnings release for the quarter ended June 30, 2020 as transitional disclosure, and inform investors in that same release that we will no longer be providing “adjusted revenue” in the future.

Digital Entertainment

Consistent with the practice of many companies in the online and mobile game industry, we will present “bookings” as an operating metric for our digital entertainment business beginning with our Q3 2020 earnings release. Bookings will be a supplemental measure that will provide investors a supplemental way to evaluate our digital entertainment business performance, user engagement and monetization in a given period. Bookings will be defined as our digital entertainment segment revenue plus change in our digital entertainment deferred revenue.

Our game business model is a “freemium” model that allows our users to download and play fully functional games for free. We generate proceeds in our digital entertainment business primarily by selling to our users in-game points or virtual items. As disclosed under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Critical Accounting Policies—Digital Entertainment” of the Form 20-F, under GAAP, proceeds from sales to our users are initially recognized as “advances from customers” and are subsequently reclassified as “deferred revenue” when both the users purchase in-game points or virtual items within the games that we operate and such in-game purchases are no longer refundable.

E-commerce, Digital Financial Services and Other Services

For our e-commerce, digital financial services and our other services segments, we will discontinue reporting adjusted revenue beginning with our Q3 2020 earnings release and not provide a corresponding metric.

* * * * *

Securities and Exchange Commission

August 6, 2020

Please contact Dwight S. Yoo at (212)-735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Forrest Xiaodong Li

cc:	Yanjun Wang, Sea Limited
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP